Filed pursuant to Rule 433

Registration Statement No. 333-224198

August 10, 2020

Relating to

Preliminary Prospectus Supplement dated August 10, 2020 to

Prospectus dated April 9, 2018

S&P Global Inc.

Pricing Term Sheet

$600,000,000 1.250% Senior Notes due 2030

$700,000,000 2.300% Senior Notes due 2060

This pricing term sheet is qualified in its entirety by reference to the base prospectus, dated April 9, 2018 and the preliminary prospectus supplement, dated August 10, 2020 (together, the “Preliminary Prospectus”). The information in this pricing term sheet relates to the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	S&P Global Inc.

Security Description:	Senior unsecured

Guarantee:	The notes (as defined below) will be guaranteed by the Issuer’s subsidiary, Standard & Poor’s Financial Services LLC.

Distribution:	SEC-registered

Ratings*:	A3 (Moody’s) / A- (Fitch)

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to pay the purchase price for, and accrued and unpaid interest on, its 4.400% Senior Notes due 2026 (the “2026 notes”), 6.550% Senior Notes due 2037 and 4.500% Senior Notes due 2048 validly tendered and accepted for purchase pursuant to the tender offer launched on August 10, 2020, and to pay related fees and expenses in connection with the tender offer. To the extent all of the 2026 notes are not tendered and purchased in the tender offer, the Issuer may, but is not obligated to, use a portion of any remaining net proceeds from this offering to redeem all or a portion of the remaining 2026 notes. The Issuer will use any remaining proceeds for general corporate purposes. Completion of this offering is not contingent upon completion of the tender offer. Completion of the tender offer is contingent upon the successful completion of this offering.

$600,000,000 1.250% Senior Notes due 2030

Issue:	1.250% Senior Notes due 2030 (the “2030 notes”)

Principal Amount:	$600,000,000

Maturity Date:	August 15, 2030

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Yield:	0.572%

Spread to Benchmark Treasury:	T+73 basis points

Yield to Maturity:	1.302%

Issue Price:	99.514%

Gross Proceeds:	$597,084,000

Coupon:	1.250%

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2021

Call at Par:	On or after May 15, 2030 (the “par call date”)

Make-Whole Call:	Make-whole call UST + 12.5 bps at any time prior to the par call date (assuming that the 2030 notes matured on the par call date)

CUSIP:	78409V AS3

ISIN:	US78409VAS34

$700,000,000 2.300% Senior Notes due 2060

Issue:	2.300% Senior Notes due 2060 (the “2060 notes” and together with the 2030 notes, the “notes”)

Principal Amount:	$700,000,000

Maturity Date:	August 15, 2060

Benchmark Treasury:	UST 2.000% due February 15, 2050

Benchmark Treasury Yield:	1.236%

Spread to Benchmark Treasury:	T+112.5 basis points

Yield to Maturity:	2.361%

Issue Price:	98.427%

Gross Proceeds:	$688,989,000

Coupon:	2.300%

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2021

Call at Par:	On or after February 15, 2060 (the “par call date”)

Make-Whole Call:	Make-whole call UST + 20 bps at any time prior to the par call date (assuming that the 2060 notes matured on the par call date)

CUSIP:	78409V AR5

ISIN:	US78409VAR50

Other Terms

Change of Control Trigger Event:	If a change of control trigger event occurs, unless the Issuer has exercised its right to redeem a series of the notes, it will be required to make an offer to purchase each series of notes at 101% of their principal amount plus accrued and unpaid interest to, but excluding, their repurchase.

Denominations/Multiple:	$2,000 x $1,000

Trade Date:	August 10, 2020

Settlement Date:	T+3; August 13, 2020**

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Co-Managers:

CastleOak Securities, L.P.

Credit Suisse Securities (USA) LLC

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this pricing term sheet, which will be the third business day following the date of pricing (such settlement being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the preliminary prospectus supplement and prospectus from Goldman Sachs & Co. LLC, telephone: 866-471-2526 or fax: 212-902-9316; BofA Securities, Inc., telephone: 800-294-1322 or email: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, telephone: 212-834-4533; or Morgan Stanley & Co. LLC, telephone: 212-761-6691 or fax: 212-507-8999.

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